HOME BANCSHARES, INC.

P.O. Box 966

Conway Arkansas 72033

August 28, 2013

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:	Home BancShares, Inc.
Registration Statement filed on Form S-4
Filed July 12, 2013
File No. 333-189930

Dear Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home BancShares, Inc. (the “Company”) hereby requests that the effective date of the referenced registration statement be accelerated to 11:00 a.m., Eastern Standard Time, on August 28, 2013, or as soon thereafter as is practicable.

In connection with this request, I confirm that the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the offering of the securities covered by the registration statement. Further, I acknowledge on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Doug Buford at (501) 688-8866.

Sincerely yours,

HOME BANCSHARES, INC.

/s/ Brian S. Davis

Brian S. Davis

Chief Accounting Officer and Investor

Relations Officer

cc:	C. Douglas Buford, Jr.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.